                      ELECTRONIC DATA SYSTEMS CORPORATION

                                EDS 401(k) PLAN
             (formerly known as the EDS DEFERRED COMPENSATION PLAN)


                                   FORM 11-K


                                 ANNUAL REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                        FILED PURSUANT TO SECTION 15(d)
                                     OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549-1004

                                   FORM 11-K

      X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     ---
          EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1999
                                            -----------------

                                       OR

     ___  TRANSITION REPORT TO SECTION 15(D) OF THE SECURITIES
          EXCHANGE ACT OF 1934

              For the transition period from ________ to ________


                         Commission file number 1-11779
                                                -------


                                EDS 401(k) PLAN
                                ---------------
             (formerly known as the EDS DEFERRED COMPENSATION PLAN)
             ------------------------------------------------------
                            (Full title of the plan)


                      Electronic Data Systems Corporation
                               5400 Legacy Drive
                           Plano, Texas 75024-3105
                           ------------------------
              (Name of issuer of the securities held pursuant to
                   the plan and the address of its principal
                              executive offices)

     Registrant's telephone number, including area code:   (972) 604-6000

Notices and communications from the Securities and the Exchange Commission relative to this report should be forwarded to:

                                    John Adams, Vice President and Controller
                                    Electronic Data Systems Corporation
                                    5400 Legacy Drive
                                    Plano, Texas 75024-3105

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------


(a)    FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                                             Page No.
       -----------------------------------------------                                             --------
       EDS Deferred Compensation Plan:
             Independent Auditors' Report.......................................................           4
             Basic Financial Statements:
                   Statements of Net Assets Available for Benefits -
                           December 31, 1999 and 1998...........................................           5
                   Statements of Changes in Net Assets Available for
                           Benefits - Years Ended December 31,
                           1999 and 1998........................................................           6
                   Notes to Financial Statements................................................           7
             Supplemental schedules:
                   Schedule of Assets Held for Investment Purposes
                           At End of Year -December 31, 1999....................................          14
                   Schedule of Reportable Transactions - For the Year
                           Ended December 31, 1999..............................................          16

     Supplemental schedules not listed above are omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

(b)  EXHIBIT
     Exhibit 23  Consent of Independent Auditors................................................          17

                                   SIGNATURE


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS Deferred Compensation Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   EDS 401(k) PLAN
                                   ---------------------------------------
                                           (Name of plan)

                                   Electronic Data Systems Corporation
                                   Plan Administrator

Date: June 28, 2000                By: /s/ John Adams
                                       ------------------------------------
                                       John Adams, Vice President and Controller

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

                          Independent Auditors' Report


The Trustee
EDS 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the EDS 401(k) Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS 401(k) Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dallas, Texas
May 19, 2000

                                EDS 401(k) PLAN

                Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998

                                                                                1999                       1998
                                                                       -------------------         ------------------
Assets:
Investments (note 4):
     Income Fund, primarily at contract value                               $  219,074,023             $  217,053,149
     Investments in stocks, bonds and mutual
        funds, at quoted market prices                                       2,238,164,341              1,799,551,407
     Loan Fund, at unpaid principal balance, which
         approximates fair value                                                53,422,093                 55,993,657
                                                                            --------------             --------------
             Total assets                                                    2,510,660,457              2,072,598,213

Contribution receivable                                                             42,471                         --
                                                                            --------------             --------------
             Net assets available for benefits                              $2,510,702,928             $2,072,598,213
                                                                            ==============             ==============

See accompanying notes to financial statements.

                                EDS 401(k) PLAN
          Statements of Changes in Net Assets Available for Benefits
                    Years Ended December 31, 1999 and 1998


                                                                                      1999                        1998
                                                                           ----------------------      ----------------------

Additions to net assets attributed to:
  Investment income:
         Net appreciation in fair value of investments (note 4)                 $  283,287,911              $  180,354,993
         Interest                                                                   22,881,861                  22,039,112
         Dividends                                                                  99,988,023                  94,928,371
                                                                                --------------              --------------
               Total investment income                                             406,157,795                 297,322,476

     Employee contributions                                                        252,063,554                 204,256,277
     Employer contributions                                                         34,447,547                  14,274,766
     Net assets transferred from other plans (note 1)                               43,484,375                  68,334,657
                                                                                --------------              --------------
               Total additions                                                     736,153,271                 584,188,176

Deductions from net assets attributed to:
     Benefits paid and withdrawals                                                (254,650,638)               (111,906,041)
Net assets transferred to other plans (note 1)                                     (43,397,918)                         --
                                                                                --------------              --------------
               Net increase                                                        438,104,715                 472,282,135

Net assets available for benefits at:
     Beginning of year                                                           2,072,598,213               1,600,316,078
                                                                                --------------              --------------
     End of year                                                                $2,510,702,928              $2,072,598,213
                                                                                ==============              ==============

See accompanying notes to financial statements.

                                EDS 401(k) PLAN

                          Notes to Financial Statement

                           December 31, 1999 and 1998



(1)  Description of Plan

     The EDS 401(k) Plan (the Plan) became effective July 1, 1983, with employees admitted to the Plan October 1, 1983. As used herein, the terms "EDS", "the Company", and "Employer" refer to Electronic Data Systems Corporation and its adopting subsidiaries which participate in the Plan. The following description of the Plan reflects all Plan amendments as of December 31, 1999 and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.


     (a)  General

          The Plan is a defined contribution plan covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the commencement of service with the Employer.

          During 1999, net assets totaling $43,484,375 were transferred into the Plan. Significant transfers related to the transition of employees during 1999 were Neodata, National Association of Securities Dealers and Banc One with $24,430,990, $8,320,112, and $5,639,862 of net assets transferred, respectively.

          During 1999, net assets totaling $43,397,918 were transferred out of the Plan due to the transition of employees to Unigraphics Solutions Inc. and the transfer of Plan assets to the Unigraphics Solutions Inc. 401(k) Retirement Savings Plan.

          During 1998, net assets totaling $68,334,657 were transferred into the Plan. Significant transfers related to the transition of employees during 1998 were BellSouth, Chevron, Intergraph, Digital, Bethlehem Steel and Motorola with $24,187,909, $18,783,061, $5,623,584,
          $4,305,514, $2,635,782 and $2,221,033 of net assets transferred, respectively.

          For financial statement purposes, the fair values of assets transferred from or to other plans are reflected as of the dates of transfer.

          The Vanguard Fiduciary Trust Company (Vanguard) is the asset custodian, record-keeper and trustee for the Plan. The Vanguard Group of Investment Companies manages 12 of the 14 investment funds of the Plan. The Plan's Investment Committee has responsibility for managing the Income Fund and EDS Stock Fund and for selecting the investment funds available for employee directed investments.

          The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended and the Internal Revenue Code (IRC), as amended. In addition, the Plan is subject to the provisions of Section 404(c) of ERISA. The Plan was created to provide additional incentive and retirement security for eligible employees. The Plan allows for 14 active investment funds, 13 of which allow for participant direction of investment:

               Income Fund, which is a fixed income fund;
               EDS Stock Fund, which consists of EDS common stock;
               Vanguard Money Market Reserves-Prime Portfolio (Vanguard Money
                    Market), a short-term investment fixed income fund;

                                       7                            (Continued)

          Vanguard Federal Money Market Fund, a short-term investment fixed income fund;
          Vanguard Wellington Fund (Vanguard Wellington), a stock and bond mutual fund;
          Vanguard Growth and Income Portfolio (Vanguard Growth and Income), a
             growth and income stock mutual fund;
          Vanguard U.S. Growth Portfolio (Vanguard U.S.), a growth stock mutual fund;
          Vanguard International Growth Portfolio (Vanguard International
             Growth), a growth stock mutual fund investing in foreign companies; Vanguard Explorer Fund, an aggressive growth stock fund;
          Vanguard Bond Index Fund, an intermediate-term bond fund;
          Vanguard 500 Index Fund, an index fund based on the Standard & Poor's
             500 Composite Stock Price Index;
          Vanguard LifeStrategy Conservative Growth Fund, a conservative mix of stocks, bonds and cash reserves;
          Vanguard LifeStrategy Moderate Growth Fund, a moderate mix of stocks, bonds and cash reserves; and
          Vanguard LifeStrategy Growth Fund, a more aggressive mix of stocks, bonds and cash reserves.

     All of the administrative expenses of the Plan are paid by the Company with the exception of loan application fees. All investment expenses are paid from the investment funds.

     In order to preserve any protected benefits, rights or features under any plans which are merged into the EDS 401(k) Plan, the Plan was amended, effective December 30, 1988, to specifically prohibit the reduction or elimination of any benefit, right or feature protected under IRC Section 411 (d) (6).

(b)  Contributions

     Each year, contributions to the Plan are made on a pre-tax basis. Participants may elect to defer between one percent and twenty percent of their total compensation subject to: (1) a maximum annual contribution of $10,000 in 1999 and 1998, (2) a maximum annual eligible compensation of $160,000 per participant beginning January 1, 1994, and (3) IRS limitations imposed to ensure that highly compensated employees do not defer a disproportionately higher percentage of compensation than the nonhighly compensated portion of the population. The total annual additions to a participant's individual account may not exceed the lesser of $30,000 or 25 percent of the participant's total compensation as defined in the Plan. Annual additions for purposes of this test are defined as contributions less any rollover contributions made during the year. If the participant is enrolled in other Company employee benefit plans sponsored by the Company, the annual additions are subject to other limitation tests.

     A participant may elect to change his/her designated percentage of compensation deferred.

     Effective July 1, 1998, the Company matches 25% of employee contributions up to 6% of an employee's salary. The matching contributions will be made in EDS stock which is restricted from trade for two-years, based on the trade date (see note 7).

(c)  Withdrawals

     Withdrawals may be made from the Plan in certain circumstances. Hardship withdrawals may be made once a participant has exhausted all other available financial resources, including Plan loans, and upon the approval of the Plan Administrator. A participant may then withdraw an amount equal to but not in excess of the expense of the hardship in accordance with requirements of the IRC. In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need and meet other plan requirements for withdrawal. In addition, participants age 59 1/2 or above may obtain an in-service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

                                       8                             (Continued)

     (d)  Participant's Individual Account

          The Participant's Individual Account is credited with the salary deferral, rollover and matching contributions and the amounts of participant earnings or losses based upon the participants' mix of investments. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

          The participant determines the percentage of the investment contributed to one or more of the investment funds, as well as the investment funds in which such contributions are invested. The percentages may be in any whole percentage increment.

     (e)  Vesting

          Participants are always 100% vested in their salary deferral and rollover contributions and in the earnings received thereon. Matching contributions vest 40% at two years of credited service and in 20% increments for each year of service thereafter. Forfeitures resulting from nonvested employee terminations are used to reduce Company contributions. For the years ended December 31, 1999 and 1998, total forfeitures used to offset Company contributions were $698,963 and $17,338.

     (f)  Payments of Benefits

          On separation of service, age 59 1/2, death, or retirement, a participant may elect to receive a distribution for all or part of the value of his/her account, EDS common stock (for any amount so invested), or in the form of a joint and survivor 50% non-transferable annuity contract purchased on his/her behalf from an insurance company. With spousal consent a participant may elect a lump sum distribution or periodic payments in monthly, quarterly, or semi-annual installments. Distributions, except annuity payments, may be rolled into another qualified plan or to an individual retirement account.

     (g)  Loans

          Upon written application of a participant, the Plan Administrator may direct the trustee to make a loan to the participant. The amount of any such loan is limited to fifty percent (50%) of the amount of accumulated contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant is $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon termination of employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the quarter during which the participant separates, the amount outstanding will be reported to the Internal Revenue Service as income for that calendar year. The Plan allows no more than four outstanding loans at any one time. No more than two Plan loans may be granted in any plan year. At December 31, 1999 and 1998, the interest rate on new loans was 8.25% and 7.75%, respectively.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The accompanying financial statements are prepared on the accrual basis of accounting.

     (b)  Investments

          The Plan's investments are stated at fair value based on quoted market prices except for its investment contracts with insurance companies which are stated at contract value, which

                                       9                             (Continued)
          approximates fair value. The average cost method is used to calculate gains and losses on the sale of investments. Purchases and sales of investments are recorded on a trade date basis. Participant loans are presented in the accompanying financial statements at unpaid principal balance which approximates fair value.

     (c)  Investment Income

          Income from investments is recorded as it is earned. Dividends are recorded on the ex-dividend date.

     (d)  Benefits

          Benefits are recorded when paid.

     (e)  Use of Estimates

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

(3)  Plan Termination

     While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of the Company's Board of Directors subject to the provisions of ERISA.

(4)  Investments

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-
     3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

     The trustee of the Plan holds the investments of the Plan in trust on behalf of the participants and beneficiaries. Consistent with the fiduciary standards of ERISA, the Plan Administrator believes safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

                                      10                             (Continued)

The following table presents the fair value/contract value of the Plan's investments at December 31, 1999 and 1998. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                            1999                                        1998
                                           --------------------------------------     ---------------------------------------
                                              Number of            Fair value/            Number of            Fair value/
                                           shares or units        contract value       shares or units        contract value
                                           ----------------     -----------------     -----------------      ----------------
Income Fund (1)                                          --        $  219,074,023                    --        $  217,053,149
EDS Stock Fund  (1)(2)                           16,460,689           467,977,385            18,084,591           386,648,554
Vanguard/Wellington (1)                          14,835,542           414,801,747            15,537,181           456,016,252
Vanguard U.S. Growth (1)                         10,757,262           468,263,611              9,53,601           369,411,518
Vanguard International Growth (1)                 6,509,036           146,388,219             6,601,223           123,904,947
Vanguard Growth and Income (1)                   10,206,663           378,463,065             9,407,416           289,372,117
Vanguard Explorer Fund                            1,047,512            71,880,250               824,629            46,764,728
Vanguard Bond Index Fund                          2,795,447            26,724,471             2,391,965            24,565,476
Vanguard Money Market Reserves (1)              125,984,320           125,984,320           102,468,700           102,468,700
Vanguard 500 Index Fund                             711,993            96,354,033                 1,680               191,467
Vanguard Federal Money Market Fund                2,223,771             2,223,771                14,087                14,087
Vanguard LifeStrategy Conservative
   Growth Fund                                      249,965             3,774,474                     3                    43
Vanguard LifeStrategy Growth Fund                   892,875            19,116,452                 4,188                78,684
Vanguard LifeStrategy Moderate Growth
   Fund                                             891,779        $   16,212,543                 6,811        $      114,834
Loan Fund (14,051 and 15,848 loans
   in 1999 and 1998, respectively,
   loans outstanding from $1 to
   $49,663 and $4 to $49,324 in 1999
   and 1998, respectively, with
   interest rates from 6.00% to 12.00%
   and 7.75% to 8.5% in 1999 and
   1998, respectively)                                   --            53,422,093                    --            55,993,657
                                                               ------------------                          ------------------
                                                                   $2,510,660,457                              $2,072,598,213
                                                               ==================                          ==================

(1)  Represents 5% or more of Plan assets.

(2) A portion of this fund consists of nonparticipant-directed investments. See note 7.

     The following table presents the crediting rate of interest and average yield for the managed synthetic investment contracts in the Income Fund for the years ended December 31, 1999 and 1998:

             Description of investment                             1999                                 1998
     -------------------------------------------   ----------------------------------   -----------------------------------
                                                      Crediting rate       Average         Crediting rate         Average
             Identity of party                         of interest          Yield           of interest            Yield
     -------------------------------------------   ------------------  --------------   ------------------    -------------
     Income Fund:
         Managed synthetic investment contracts:
           AIG Financial products #129863                 6.33%              6%                 6.57%              6%
           AIG Financial products #210411                 5.29%              6%                 5.14%              6%
           Cassie des Depots et Consignations:
             #338-01                                      6.23%              6%                 6.23%              6%
             #338-02                                      5.96%              6%                 5.96%              6%
             #338-03                                      5.58%              6%                   --               --
             #1138-01                                     7.36%              6%                 6.12%              6%
             #1138-02                                     6.65%              6%                 7.39%              6%
             NatWest Bank #212MA                          6.73%              6%                   --               6%
             RaboBank #089501                             6.20%              6%                 6.25%              6%
             RaboBank #069701                             6.58%              6%                 6.42%              6%
             RaboBank #039901                             5.82%              6%                   --               --
             State Street Bank #95004                     6.03%              6%                 6.12%              6%
             State Street Bank #99005                     5.47%              6%                   --               --
             Union Bank of Switzerland #2081              6.95%              6%                 6.66%              6%
             Union Bank of Switzerland #2107              6.32%              6%                 6.68%              6%
             West Deutsche LB #079                        6.18%              6%                 6.31%              6%
             West Deutsche LB #4007                       6.56%              6%                   --               --
             John Hancock Mutual Life Ins.                6.98%              6%                 6.98%              6%
             Wrap agreements                             Various             6%                Various             6%

     The Income Fund invests in managed structured investment contracts. Under these arrangements, the Plan enters into a benefit-responsive wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The fixed income securities and wrap agreements considered together are stated at contract value since participants are guaranteed return of principal and interest. The fair value of the fixed income securities at December 31, 1999 and 1998 is $209,939,426 and $215,954,018, respectively.

(5)  Related Party Transactions

     As stated previously in note 1, the EDS Stock Fund consists of EDS common stock. Additionally, the Vanguard Investment Funds consist of investments in various Vanguard managed mutual funds.

(6)  Income Tax Status

     The Plan obtained its latest determination letter on July 18, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter to allow for investments in the EDS Stock Fund, the employer match, changes to comply with legislative requirements and other amendments. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(7)  Non-participant-directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the EDS Stock Fund, a non-participant-directed investment, set out below. At such time that the EDS stock contributions made in-kind as the employer match are no longer subject to any restrictions, the participant then directs the investment of such investments.

                                                                Year ended December 31,
                                                             -----------------------------
                                                                 1999              1998
                                                             -------------    ------------
     Net assets - beginning of year                          $   18,539,243             --
     Changes in net assets:
     Contributions                                               35,008,198     14,293,368
     Dividends                                                      427,766         65,055
     Net appreciation                                            13,754,625      4,240,865
     Benefits paid to participants                               (3,325,283)       (41,115)
     Transfers to participant-directed investments               (1,559,026)       (18,930)
                                                             --------------    -----------
     Net assets - end of year                                $   62,845,523     18,539,243
                                                             ==============    ===========

                                                                      Schedule 1

                                EDS 401(k) PLAN
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 1999

Description of investment                                                      Number of
                                                      Maturity   Rate of       shares or     Current
                                                       date       interest      units         value
Identity of party

Income Fund:
    Managed synthetic investment contracts:
       AIG Financial products #129863                     --       6.33%           --          $ 18,092,380
       AIG Financial products #210411                9/30/01       5.29%           --            10,168,202
       Cassie des Depots et Consignations:
          #338-01                                    7/31/02       6.23%           --             5,240,737
          #338-02                                   12/31/02       5.96%           --             6,093,849
          #338-03                                    3/31/00       5.58%           --             6,118,020
          #1138-01                                   6/30/00       7.36%           --            11,455,528
          #1138-02                                   1/15/05       6.65%           --             7,915,621
          NatWest Bank #212MA                        9/30/04       6.73%           --            11,877,495
          RaboBank #089501                                --       6.20%           --            18,783,464
          RaboBank #069701                          12/31/00       6.58%           --             5,784,889
          RaboBank #039901                          12/31/03       5.82%           --             3,915,521
          State Street Bank #95004                        --       6.03%           --            12,138,994
          State Street Bank #99005                   3/31/01       5.47%           --            10,279,277
          Union Bank of Switzerland #2081            6/30/03       6.95%           --            30,354,952
          Union Bank of Switzerland #2107                 --       6.32%           --            19,605,869
          West Deutsche LB #079                           --       6.18%           --            17,333,265
          West Deutsche LB #4007                     6/30/04       6.56%           --            14,875,987
          Wrap agreements                                 --       Various         --             2,727,242
    Vanguard Money Market Reserves -
       Prime Portfolio (no guaranteed rate) (1)           --         --            --             6,474,801
    Income Fund payables                                  --         --            --              (162,070)
                                                                                               ------------
        Total Income Fund                                                                       219,074,023
                                                                                               ------------

EDS Stock Fund*                                           --         --    16,460,689           467,977,385

Vanguard/Wellington Fund*                                 --         --    14,835,542           414,801,747

Vanguard U.S. Growth Portfolio*                           --         --    10,757,262           468,263,611

Vanguard International Growth Portfolio*                  --         --     6,509,036           146,388,219

Vanguard Growth and Income Portfolio*                     --         --    10,206,663           378,463,065

Vanguard Explorer Fund*                                   --         --     1,047,512            71,880,250

Vanguard Bond Index Fund*                                 --         --     2,795,447            26,724,471

Vanguard Money Market Reserves -
   Prime Portfolio*                                       --         --   125,984,320           125,984,320

Vanguard 500 Index Fund*                                  --         --       711,993            96,354,033

Vanguard Federal Money Market Fund*                       --         --     2,223,771             2,223,771

Vanguard LifeStrategy Conservative Growth Fund*           --         --       249,965             3,774,474

Vanguard LifeStrategy Growth Fund*                        --         --       892,875            19,116,452

Vanguard LifeStrategy Moderate Growth Fund*               --         --       891,779            16,212,543

                                                                      Schedule 1

                                EDS 401(k) PLAN
         Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 1999

Description of investment                                                      Number of
                                                      Maturity   Rate of       shares or     Current
                                                       date       interest      units         value
Identity of party
Loan Fund*                                                --         --            --               53,422,093
                                                                                               ---------------

               Total assets held for
                investment purposes                                                            $ 2,510,660,457
                                                                                               ===============

(1)  The interest rate was 7% at December 31, 1999.



* Party-in-interest


See accompanying independent auditors' report.

                                                                      Schedule 2

                                EDS 401(k) PLAN

                      Schedule of Reportable Transactions

                      For the year ended December 31, 1999

                                                                                                       Current
                                                                                                       value of
                                                                                                       asset on
                         Description            Number of      Purchase       Selling      Cost of    transaction     Net
Identity of party          of asset            transactions      price         price        asset        date         gain
-----------------        ------------          ------------    ---------     ---------    ---------   -----------  ---------
EDS                   Company Stock Fund:

                      EDS Stock Fund (EDS
                         common stock)              252      $186,480,183           --    186,480,183  186,480,183          --

                      EDS Stock Fund (EDS
                         common stock               252                --  234,163,700    180,012,915  234,163,700  54,150,785

See accompanying independent auditors' report.